CONCORDIA INTERNATIONAL CORP.
CODE OF CONDUCT

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

1.	INTRODUCTION

1.1.	Purpose

Concordia International Corp. (“Concordia” or the “Company”) and its affiliates are committed to maintaining the highest ethical standards in its dealings with all parties involved in the Company’s business activities, including employees, vendors, contractors and third parties. This Code of Conduct (the “Code”) which has been approved by Concordia’s CEO and the Concordia Board of Directors has been put in place to summarize the key ethical and legal principles that everyone at Concordia is required to adhere to. While this Code does not cover every issue that may arise, this Code is intended to promote honest and ethical conduct among all individuals employed by or associated with Concordia.

1.2.	Scope

We expect every individual, all staff and management, consultants, and contract workers (full time or temporary) to read, understand, and comply with this Code and all other applicable laws, regulations and Company policies. This Code and the spirit of its purpose also apply to all Concordia locations, affiliates and subsidiaries. However, to the extent that some Concordia affiliates and subsidiaries may operate in varying industry segments or jurisdictions, this Code may be supplemented by additional policies and/or processes to address specific regulatory requirements or local laws. Employees who would like to seek further information or have questions on the information contained in the Code should speak with the CEO, Chief Financial Officer of Concordia (the “CFO”) or their supervisor.

2.	WORKPLACE STANDARDS

2.1.	Overview

Concordia recognizes its employees are a valuable asset of the Company. We value employees who are ethical, innovative and hard workers. Accordingly, we work to retain and recruit individuals by providing competitive compensation, excellent growth opportunities and a diverse workplace free from bias.

2.2.	Equal Opportunity

Concordia is committed to providing equal opportunity in employment to all employees and applicants. This commitment applies to recruitment, hiring, employment, and employment-related decisions (including, but not limited to, hiring, firing, workforce reductions, work assignments, transfers, promotions, wage/salary adjustments, and/or bonuses). We are also committed to complying with all applicable laws regarding nondiscrimination in employment. This allows us to provide a discrimination-free work environment for all employees, regardless of race, color, religion, sexual orientation, age,

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

gender identity or gender expression, national origin, citizenship, ancestry, marital status, disability, genetic information, veteran status, or other characteristics protected by applicable laws.

2.3.	Discrimination and Harassment

Concordia respects diversity and the personal dignity of its employees. Concordia employees are expected to treat all colleagues with respect and dignity. As such, Concordia strives to ensure that the Company’s work environment is free of discrimination and harassment.

Discrimination is defined as the treatment or consideration of, or making a distinction in favor of or against, a person or thing based on the group, class, or category to which that person or thing belongs rather than on individual merit.

Concordia will not tolerate any form of harassment, whether physical, verbal, or visual.

Harassment is defined as any unwelcome or inappropriate conduct that demonstrates hostility or an aversion toward another on the basis of any characteristic.

Employees shall not tolerate any type of discrimination or harassment and shall report these actions immediately to the Concordia CEO and CFO.

2.4.	Drugs and Alcohol

Concordia prohibits the use of illegal drugs and the abuse of alcohol and/or over-the- counter or prescription drugs. This allows an employee’s productivity and efficiency to remain at the highest level of performance and keeps a safe working environment. All employees are prohibited from working in Company facilities, operating a Company vehicle or a vehicle subsidized by the Company, or conducting Concordia business if they are under the influence of or impaired by alcohol or drugs. Occasionally, alcohol may be served in connection with a Concordia sponsored function or event and if served, must be consumed responsibly.

Concordia is committed to providing a safe and healthy working environment to its employees through the adherence to applicable health and safety laws. If you are aware of any conditions or practices in the workplace that pose a threat to health, safety, or the environment, you are responsible for reporting them to the CEO and CFO immediately.

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

3.	MARKETPLACE STANDARDS

3.1.	Overview

Concordia’s reputation for integrity and excellence requires careful adherence to all applicable laws and regulations as well as commitment to the highest standards of conduct of corporate and personal integrity. We maximize productivity when we act ethically, responsibly, and professionally. Concordia expects all Concordia employees to conduct Company business in an ethical manner. To do so, we must each be informed and appropriately trained so that we understand relevant law as well as Company policy.

Concordia operates in a highly regulated industry and therefore is subject to laws of various countries, provinces, states, and organizations, some of which may also apply across borders. Wherever an employee conducts Company business, the employee should know the policies and work requirements that apply to that location. If local laws are more restrictive than Company policies, the employee should conduct their activities in accordance with the more restrictive requirements.

At times, the ethically or legally correct thing to do, or specific Concordia policy, may be unclear. In these situations, employees are expected to seek guidance by speaking with your supervisor, if appropriate, the CEO, the CFO or the Compliance Officer.

3.2.	Compliance with Laws and Regulations

Concordia is obligated to sustain a culture of compliance to stay in compliance with federal, state, provincial and local laws applicable to our business activities. As an employee, you must strive to fully understand which laws pertain to your area of work and what is required to be in compliance with these laws. Since these laws are very complicated, this Code cannot include a summary of every law that applies to our Company business. If you have any questions or concerns about a particular law or this Code or any other Company policy, please discuss your questions or concerns with your supervisor, if appropriate, the CEO, the CFO or the Compliance Officer. Listed below are some of the most important laws and guidelines that govern Concordia’s business:

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Federal and State Anti-Kickback Statutes (“AKS”) - AKS laws prohibit anyone from offering, paying, soliciting, or receiving anything of value (including a kickback, bribe, or rebate) in return for referring an individual for an item or service reimbursed under a federal or state healthcare program.

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Federal and State False Claims Acts (“FCA”) - The FCA and similar state laws prohibit the submission of false or fraudulent claims or information for payment or approval to federal or state government and healthcare programs. Violations of these laws include providing false information to customers related to coding, pricing, or submission of claims for government programs and the promotion of products for unapproved uses.

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

•
The Foreign Corrupt Practices Act (“FCPA”) – The FCPA provides specific laws on conducting business with foreign government officials. Under the FCPA, a company (and its directors, agents, officers and employees) is prohibited from directly or indirectly offering, promising to pay or authorizing the payment of money or anything of value to a foreign government official to win or retain business or favorable treatment. In addition, the FCPA requires Concordia to keep accurate books and records and maintain an adequate system of internal accounting controls.

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Additional Foreign Laws and Regulations - Concordia employees shall abide by applicable laws and regulations in all counties in which Concordia may operate or otherwise conduct business. This includes, but is not limited to, laws and regulations that prohibit bribery, corruption or the conduct of business with specified individuals, companies, or countries.

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Pharmaceutical Research and Manufacturers of America (“PhRMA”) – PhRMA has issued the PhRMA Code on Interactions with Healthcare Professionals (also known as the “PhRMA Code”). This voluntary code for member companies focuses on interactions between pharmaceutical company representatives and healthcare professionals (“HCPs”). The PhRMA Code provides guidance on marketing medicines to HCPs and developing relationships focused on, among other things, informing HCPs about products, providing scientific and educational information, supporting medical research and education, making charitable donations, entering into research agreements and consulting agreements, authoring publications, and providing gifts and entertainment. Concordia abides by the PhRMA Code and all Concordia employees shall ensure that interactions with HCPs are completely appropriate and are of the highest ethical standards.

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Canada's Research-Based Pharmaceutical Companies (“Rx&D”) – Similar to PhRMA’s mission, Rx&D is an association of leading research-based pharmaceutical companies. Rx&D is dedicated to improving the health of all Canadians through the discovery and development of new medicines and vaccines. Rx&D has published a Code of Ethical Practices with HCPs which sets standards by establishing clear guidelines and expectations on how the relationship between and HCP and pharmaceutical company should be conducted to ensure that the health and well-being of patients is the priority.

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OIG Compliance Program Guidance for Pharmaceutical Manufacturers - The Office of Inspector General (“OIG”) of the Department of Health and Human Services (“HHS”) has developed guidelines for pharmaceutical manufacturers to consider when developing, implementing, or evaluating a Corporate Compliance Program. The OIG has also highlighted the seven elements they feel make up an effective compliance program. The guidance is intended to assist with the development and implementation of internal controls and procedures that promote adherence to applicable statutes, regulations, and requirements of the federal healthcare programs.

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

•
Stark Law - All Concordia employees should be fully aware of and abide by the Stark Law (“Stark”). Stark is similar to the AKS and includes a conflict of interest component. Stark prohibits a physician from referring patients for designated health services (eleven specific categories are included in the law) to an entity with which the physician or an immediate family member has an investment or compensation interest. Physician-owned medical companies are permissible if they are structured in a way that no direct or indirect compensation arrangements are created with a provider of designated health services or if they fall within one of the compensation exceptions provided by Stark.

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The Patient Protection and Affordable Care Act (“PPACA”) – The PPACA requires pharmaceutical manufacturers to report any payment or transfer of value to a HCP. A transfer of value is any form of payment, including but not limited to, cash or cash equivalents, meals, gifts, services, employment offers, loans, travel expenses, entertainment, political contributions, charitable donations, subsidies, per diem payments, sponsorships, honoraria, or provision of any other asset, even if nominal in value. These requirements place additional restrictions and requirements on pharmaceutical manufacturers regarding interactions and activities conducted with HCPs, such as the tracking and disclosure of spending associated with those interactions and activities. In instances where state requirements and laws are more restrictive than Concordia policies, Concordia employees shall conduct activities in accordance with the more restrictive state requirements.

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Health Insurance Portability and Accountability Act (“HIPAA”) - HIPAA, as amended by the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, addresses the security and privacy of health information, who is responsible for maintaining the security and privacy of such information, and who may access and/or use such information. Violations can lead to severe penalties including criminal and/or civil fines and/or imprisonment.

3.3.	Anti-trust and Fair Competition

In a competitive marketplace, Concordia understands the importance of complying with all applicable anti-trust and fair competition laws. Anti-trust and fair competition laws are meant to prevent restraints on trade or the abuse of a dominant market position, and a competitive marketplace ensures that the greatest benefit can be realized by both consumers of healthcare products and services (i.e. patients, healthcare providers) and suppliers of those products/services. Each employee is expected to understand and comply with anti-trust and fair competition laws and not to enter into business contracts or engage in activities that violate, or give the appearance of violating these laws. Specifically, when dealing with competitors:

•	Concordia will not enter into agreements or understandings which propose, or give the appearance of, limiting competition.

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

•	Concordia will not enter into agreements or understandings which propose, or give the appearance of, sharing price, price-related terms, sales terms or other conditions.
Violations of these laws by any Concordia employee carry severe penalties for both the Company and the individual depending on the severity of the violation. Anti-trust and fair competition laws are complex; therefore you must contact the CEO, CFO or the Compliance Officer for approval of any business practice conducted on behalf of the Company that may involve an interpretation of these laws.

3.4.	The Food, Drug, and Cosmetic and Prescription Drug Marketing Acts

Concordia must comply with all U.S. Food and Drug Administration (“FDA”) laws and regulations including all applicable laws and regulations that govern the manufacturing, labeling, sale, and promotion of prescription pharmaceutical drugs. Specifically, Concordia is required to comply with the following:

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FDA regulation of off-label promotion – When patients and HCPs seek drug-related information about products, they are looking for the most accurate and complete information. Therefore, when the FDA approves a drug, it does so for certain purposes and indications only. A drug product is approved for the use stated in its label. Any other use is considered off-label. Off-label information can include information regarding disease state, dosing, patient populations, use of concomitant medications, duration of therapy, comparison to other therapies, etc. To avoid any risk of promoting an off-label use of our products, each employee is responsible for learning and understanding the on-label use of the Company’s promoted products.

The FDA prohibits pharmaceutical companies from marketing or promoting a drug off-label use. However, the FDA does not prevent HCPs from prescribing or discussing off-label information with their patients. The Company’s Medical Affairs department is permitted to respond to unsolicited requests for off-label information for a Company product. Unsolicited requests are direct, spontaneous question(s) from a HCP that is neither directly nor indirectly encouraged nor prompted by a Concordia employee. Concordia has drafted and implemented written policies and procedures that provide guidance to employees on how to handle off-label requests from HCPs.

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Drug Sampling – The Prescription Drug Marketing Act of 1987 (“PDMA”) and the Prescription Drug Amendments of 1992 were enacted to address certain prescription drug marketing practices that have contributed to the diversion of large quantities of drugs into a secondary grey market. The PDMA also established certain controls for drug sample product distribution.

3.5.	Business Gratuities and Transfers of Value

In the United States, the U.S. FCPA makes it illegal for employees of U.S. companies to directly or indirectly give anything of value to a non-U.S. government official in order to

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

gain an improper business advantage. In pursuit of our commitment to uphold the highest ethical standards, we must not seek, nor accept, any gift as a condition of doing business. Similarly, Concordia employees are prohibited from giving, offering, or promising anything of value which may be perceived to influence the prescribing habits of a HCP.

Under the following circumstances, Concordia permits its employees to accept and provide transfers of value, gratuities and entertainment by employees if:

•	If it is of nominal value ($100 or less) and not cash

•	Not intended to improperly influence Company business decisions

•	Offered/received consistent with all of Concordia’s applicable policies and procedures

•	Offered/received consistent with applicable industry standards and laws, rules and regulations

3.6.	Marketing of Our Products

The release of confidential information about Concordia or its business or products may harm the Company. It is expressly prohibited for our employees to discuss or communicate information about unapproved products or any information that is not consistent with an approved product label. Additionally, only marketing and promotional materials that are approved by the Promotional Review Board (“PRB”) may be used to aid discussions regarding Concordia or its products with HCPs or other third parties.

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The Office of Prescription Drug Promotion (“OPDP”), formerly the Division of Drug Marketing, Advertising and Communications (“DDMAC”), is an FDA division with responsibility for reviewing prescription drug advertising and promotional labeling to ensure that the information contained in promotional materials are not false or misleading. All promotional materials approved by the PRB for dissemination by or on behalf of Concordia must meet OPDP requirements. When appropriate, approved materials will be submitted to the OPDP by the PRB.

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The Pharmaceutical Advertising Advisory Board (“PAAB”) is an independent review agency, recognized by Health Canada, whose primary role is to ensure that healthcare product communication for prescription, non-prescription, biological and natural health products is accurate, balanced and evidence-based, and reflects current and best practice. Promotional materials approved by the PRB will meet all guidelines set forth by the PAAB and their Code of Advertising Acceptance.

3.7.	Interactions with Healthcare Professionals (“HCPs”) and Organizations (“HCOs”)

Building strong, appropriate and ethical relationships with HCPs are an integral part of Concordia’s business operations. The PhRMA Code provides guidance on what is

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

acceptable during these interactions to ensure that HCPs have the most up to date and accurate information on prescription medicines. As such, all Concordia employees must conduct themselves in the most appropriate and compliant manner when interacting with a HCP.
Concordia understands that any relationships with a HCP must be compliant with applicable federal and state healthcare fraud and abuse laws. These laws prohibit giving or offering anything, of certain value, to influence prescribing or purchasing decisions. Furthermore, the laws and regulations prohibit the submission of false claims or statements to federal or state healthcare programs. To ensure compliance with state and federal regulation pertaining to interactions with HCPs and HCOs, Concordia has drafted and implemented written policies and procedures that provide guidance to employees regarding appropriate interactions with these groups.

3.8.	Consulting Arrangements with Healthcare Professionals

We may, from time to time, hire a HCP as a consultant to obtain information or advice on topics including, but not limited to, the marketplace, products, therapeutic areas and patient needs. We base decisions to select or retain a consultant based on defined criteria such as medical expertise, reputation, knowledge and experience regarding a particular therapeutic area.
We provide compensation to consultants for their services and reimbursement for travel, lodging and meal expenses actually incurred in connection with providing such services, as long as such compensation and reimbursement is reasonable and based on Fair Market Value (“FMV”).

3.9.	Speaker Programs and Training

At times, we may engage HCPs to participate as speakers to help educate and inform other HCPs about the benefits, risks and appropriate uses of our products. We base our decisions to select or retain a speaker based on defined criteria such as medical expertise, reputation, knowledge and experience regarding a particular therapeutic area, as well as communication skills. We are accountable for the presentations of our speakers, and therefore speakers must undergo speaker training prior to speaking. HCPs who participate act as speakers on Concordia’s behalf may be offered compensation for their time spent in training and providing speaker programs, as well as reimbursement for travel, lodging and meal expenses when such compensation and reimbursement is reasonable and provided at FMV.

3.10.	Informational Presentations and Accompanying Business Meals

Concordia employees may make presentations to, and have discussions with, HCPs that provide scientific and educational information and/or value during a business meal. Concordia employees may provide business meals to HCPs and their staff attending such presentations under the following conditions:

•	The Business Meals are:

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

◦	Permitted by state, provincial and/or local law;

◦	In accordance with all other Concordia policies;

◦	Modest as judged by local standards;

◦	Not part of an entertainment or recreational event; and

◦	Are provided in a manner conducive to informational communication.

•	Business Meals provided by Concordia’s sales personnel and their immediate managers are limited to in-office or in-hospital settings.

•	An HCP’s spouse or other guest may not attend a business meal, unless they are an appropriate HCP.

3.11.	Gifts

Concordia’s sales and promotional interactions with HCPs are intended to inform HCPs about our products and provide relevant scientific and educational information to support patient care and the practice of medicine. We do not use gifts, meals, hospitality, entertainment, recreation, and other items or activities of value to influence HCPs to prescribe, use, purchase, recommend, or make favorable formulary recommendations concerning our products. Items of modest value ($100 or less) may be given only if they are designed primarily for the education of patients or HCPs (e.g., medical texts or journals, treatment guidelines, anatomical models, patient-self assessment tools), are approved by the Head of the respective Business Unit, are allowed by applicable laws, and otherwise comply with this Code. Unless otherwise stipulated by applicable law, the value of a particular item is based on what it would otherwise cost a HCP to obtain the item, not on what it costs Concordia to procure it.

3.12.	Federal and State Laws Regulating Payments or Transfers of Value to Healthcare Professionals

Various states have laws regulating prescription drug manufacturers’ payments or transfers of value to healthcare professionals. State laws may include behavioral prohibitions, as well as disclosure, audit, and code of conduct requirements. “Sunshine” provisions in the Patient Protection and Affordable Care Act (PPACA) also require disclosure of payments and transfers of value to healthcare professionals. If a federal or state law is more restrictive than Concordia’s Code and other policies, Concordia employees must comply with the applicable federal or state law.

3.13.	Privacy

On occasion, Concordia may also receive information in addition to Protected Health Information (“PHI”), such as personal and private information for legitimate business purposes including, but not limited to, information concerning colleagues, job applicants, research study subjects, research investigators, patients, consultants, HCPs, vendors, and suppliers. Concordia is committed to compliance with applicable legal and regulatory requirements protecting the privacy of PHI, other confidential information and safeguarding this information in a manner consistent with applicable laws.

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

As defined by HIPAA, PHI refers to all medical, mental, dental, vision, and benefit records, or other data that contains any type of health-related information that that relates to the individual’s past, present or future physical or mental health or condition and identifies the covered person by either name, social security number, birth date, address, age, other identifiers etc., that is either stored or transmitted by Concordia in any form, such as electrical, paper, or oral transmission.

Concordia respects individual privacy and adheres to applicable data privacy regulations. All Concordia employees are expected to protect individually identifiable information as it pertains to employees, applicants, clinical trial and research study patients, and customers.

3.14.	Product Complaints and Adverse Event Reporting

Concordia strives to ensure that all products are safe and effective. It is crucial that we closely monitor the safety of our products and immediately evaluate any concerns that arise. Concordia has implemented procedures which allow product complaints and adverse event information to be reported to the Company’s third party vendor handling adverse event and product complaints, Optum. This may include information regarding an adverse event experienced by a patient who is currently using, or who recently used, a Concordia product. The procedures in place allow product complaints and adverse event reports to be documented and handled in accordance with applicable laws and regulations. Employees who become aware of an adverse event or product complaint must report it by calling 1-877-370-1142, within 24 hours of becoming aware of the potential adverse event or product complaint.

3.15.	Corporate Opportunities

Employees are prohibited from (a) taking for themselves personally corporate opportunities that are discovered through the use of Concordia’s property, information or position; (b) using Concordia’s property, information or position for personal gain; and (c) competing with Concordia. Employees owe a duty to Concordia to advance its legitimate interests when the opportunity to do so arises.

3.16.	Fair Dealing

Each employee should endeavor to deal fairly with Concordia’s shareholders, customers, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

4.	BUSINESS STANDARDS

4.1.	Overview

At Concordia, we work together to adhere to applicable laws and regulations. This includes a personal responsibility to protect our corporate assets and integrity. To achieve such high standards Concordia employees must adhere to all applicable laws and regulations. In doing so, we will steer clear of any conflicts of interest that may affect Concordia’s reputation. We must uphold Concordia’s values while conducting business within the letter and spirit of the law.

4.2.	Conflicts of Interest

As Concordia employees, we have a responsibility to the Company, our co-workers, and ourselves to avoid conflicts of interest. A conflict of interest may arise when personal interests compromise, or have the appearance of compromising, our judgment. Concordia employees have a duty to avoid conflicts of interest whenever possible, keeping the Company’s best interest in mind at all times. Your decisions should not be made for personal gain that conflicts with your professional or ethical obligations to Concordia. Three general rules in avoiding conflicts of interest are:

•	Business activities with suppliers, customers and other individuals or entities should be conducted in a fair and objective manner

•	Do not personally profit, in kind or in cash, from Concordia business transactions

•	Avoid any conflict of interest with family members by not recommending or using family members’ businesses, services or products

In the event that an actual conflict of interest arises between the personal, professional or financial duties of a Concordia employee, the employee involved in this conflict of interest should address, disclose and handle the matter in the utmost ethical manner and in accordance with this Code, including disclosing such conflict of interest to the CEO or CFO.

4.3.	Hedging Prohibition

Directors, officers and employees of Concordia are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any director, officer or employee other than solely in connection with the exercise of options or vesting of restricted share units held by a director, officer or employee to pay the required amount of withholding taxes and/or the exercise price to acquire common shares of Concordia under stock options granted to such directors, officers and employees.

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

4.4.	Insider Trading

Insider trading involves the purchase or sale of securities of a reporting issuer with knowledge of a material fact or material change with respect to the reporting issuer that has not been generally disclosed. The prohibition against insider trading also applies to trading in the securities of any publicly traded company about which a Concordia employee, director, or agent may receive inside information during the course of his or her relationship with Concordia. Employees, officers, stockholders and directors (and their families) are obligated to abide by both United States and Canadian laws and regulations prohibiting trading in the securities markets based on inside information or communicating inside information about Concordia or its business partners, competitors, customers, or suppliers. Any Concordia employee, officer, or director who has a question regarding stock trading or the sharing of Concordia information with third parties should review the Disclosure, Securities Trading and Confidentiality Policy and/or contact Concordia’s CEO or CFO.

In addition, only certain officers of Concordia are authorized to discuss Concordia business with brokers, analysts, stockholders, and the media. All Concordia employees, officers, and directors must exercise reasonable care not to disclose inside information to outsiders, either intentionally or inadvertently, under any circumstances. If questioned by the media, an analyst, or an investor, all Concordia employees are to direct inquiries to the CEO. Any employee who becomes aware of information that may be considered material should advise a member of the Oversight Committee so that a proper determination can be made about whether the information should be publicly disclosed.

4.5.	Competitive Intelligence

Concordia believes in free and open competition in the marketplace. Keeping up with the competition means having the ability to produce proper business plans, which sometimes include an assessment of competitors’ products, services, or business. However, Concordia respects the privacy and confidentiality of its competitor’s information and only wishes to gather such information pertaining to competitive advantages in a reasonable and ethical manner.

Obtaining a competitor’s confidential, non-public information through unlawful practices is not permitted. The improper gathering of competitive information could subject Concordia and the employee to criminal and civil liability. Any Concordia employee who has acquired a competitor’s private and confidential information unlawfully is subject to disciplinary and if necessary, legal actions and will be required to immediately destroy the confidential information that is obtained.

4.6.	Confidential Information

It is imperative that any confidential scientific and business information regarding Concordia, as well as the Company’s trade secrets, be protected to ensure the Company’s success. It is our duty as Concordia employees to safeguard this confidential information. Confidential Information includes, but is not limited to:

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

•	Unpublished financial information including, but not limited to, financial models, sales and revenue information and pre-commercial product launch information.

•	Inventions, trade secrets, know-how.

•	Operational and/or marketing plans, systems, techniques, information and budgets.

•	Personal information including, but not limited to, compensation, wage and benefits information.

•	Information pertaining to specific customer, customer information and customer requirements.

•	Patient information or PHI (i.e. individually identifiable health information such as name, address, birth date, social security number, etc.).

•	Information pertaining to Concordia’ relationship with existing or potential strategic partners, suppliers, distributors, consultants and any other information that is not publicly available.

•	Information that might affect Concordia’s competitive position.

Employees must maintain the privacy of confidential information pertaining to Concordia’s business at all times. Confidential information known by an employee must remain confidential both during and after employment with the Company (whether such termination is voluntary or involuntary). Any Concordia employee who improperly uses or discloses confidential information will be subject to disciplinary action, up to and including termination of employment without notice and legal action, even if they do not personally benefit from the disclosure. When leaving the employ of Concordia, an employee must return all confidential information in any form and all copies which are, or may have been, in his or her possession.

If an employee has any doubt as to the confidentiality of specific information, he or she should discuss it with the CEO or CFO.

4.7.	Company Assets

Concordia offers employees access to a variety of the Company’s resources such as Company property, information, resources, systems and many other supplies. These resources are intended to be used by employees for Company business and the employee assumes the responsibility to protect against theft, loss, misappropriation and misuse. These resources should be used only for Company business and not for any personal use, though incidental personal use may be permitted at times.

It is important to recognize that any and all data and/or other information linked to these assets, such as email, documents and any other files, are the property of Concordia. The Company reserves the right to retain and inspect this data and/or information, including

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

any electronic communications transmitted over any Concordia network, with or without an employee’s or third party’s knowledge, consent or approval, in accordance with applicable law, except in each case as may be limited by applicable foreign laws.

All Concordia employees shall provide reasonable and appropriate care when dealing with Concordia’s assets, resources, and property. Any misuse of Concordia’s assets, resources and/or property that an employee becomes aware of should be reported to his or her supervisor, if appropriate, the CEO and/or CFO.

4.8.	Training

Keeping up with any additions, changes, removals or implementations of laws, regulations, guidance and standards is imperative to ensure that Concordia is performing its operations compliantly. In order to inform our employees of such changes, we will conduct trainings annually, quarterly and on an ad-hoc basis. Attendance at all training sessions is mandatory. If any employee is unable to attend, they should give their supervisor notice one week prior to date of the training session and must reschedule the training. An attendance sheet must be signed by each employee in attendance containing the topic, date and instructor.

4.9.	Record Retention and Documentation

On a daily basis, new information is being discussed, shared and generated by Concordia employees, in paper form, through emails, voicemails, CDs, DVDs, audio clips and more. Only information and records that are complete and accurate provide benefit to the Company. It is the responsibility of each Concordia employee to properly capture accurate and complete records in line with any regulatory, legal and financial requirements.

It is also our duty to make sure that the information is stored in a secure manner and complete records are identified, indexed for retrieval, securely stored, and disposed of in the appropriate manner. We must retain records for immediate use, as well as possible long term use for litigation purposes, historical reference, contractual obligations, regulatory or legal requirements, or for other purposes as determined by Concordia. When a record supersedes the necessary retention period or is simply no longer needed, they may be discarded. Should a current or potential lawsuit, audit or internal investigation be initiated, discarding of records should be suspended. If a Concordia employee is unsure as to whether a document should or should not be disposed, he or she should contact the CFO.

5.	PUBLIC STANDARDS

5.1.	Overview

Concordia is committed to being a good corporate citizen in the communities in which it does business. We must provide an accurate and consistent message to the public when speaking of, or representing, Concordia.

Corporate Compliance Policies & Guidelines

Code of Conduct
Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

5.2.	Charitable Contributions

As Concordia employees, we are encouraged to give back to the community through charitable contributions. While such contributions to the community can make a difference, we must ensure that these contributions are provided in accordance with Company policies and applicable laws and regulations. If a charitable contribution is to be made by Concordia, it must be approved through the proper channels. Questions with regards to charitable contributions may be directed to the CFO.

5.3.	Political Contributions and Activities

Concordia encourages its employees to engage in political activities, such as the right to vote. However, it is imperative that all employees understand that these engagements should not be conducted on behalf of the Company or in any way that is likely to give the impression that the Company is taking a stance to support or endorse any candidate or political party. Such activities must also be done on personal time and without the involvement of any Concordia resources. Questions with regards to political contributions and activities may be directed to the CFO.

5.4.	Media and Public Inquiries

It is extremely important that any message to the public be accurate, consistent and authorized by the appropriate person at Concordia. All employees must be aware of, and adhere to, Concordia’s guidelines on communicating with the public through the media, press releases, promotional materials or other means. Any requests for information from Concordia by an outside party should be immediately referred to the Concordia CEO.

5.5.	Social Media

Concordia respects the right of all employees to use social media tools as a form of self expression, for networking and research and, in some cases, for furthering Concordia’s interests. However, when participating in social media platforms or online conversations that reference Concordia (or an employee’s relationship with Concordia) it is expected that all employees take reasonable steps to ensure that he or she is not seen as speaking for or acting on behalf of Concordia, and that all content is appropriate.

6.	CONCORDIA COMPLIANCE PROGRAM

6.1.	Compliance Program and Leadership

Concordia has adopted policies, procedures, training programs and mechanisms to promote an atmosphere of open, honest and ethical communication throughout Concordia. Constantly monitoring the compliance of Concordia through audits and other reviews allow the investigation of any allegations of non-compliance with Concordia policies and/or applicable laws and regulations and the opportunity to correct any systems or discipline employees associated with such non-compliance. These audits and reviews

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Supersedes: Version: 1

allow Concordia to uphold the ethical principles described above. All of these things and any similar processes or systems we may adopt in the future constitute our Compliance Program.

Concordia has designated a Compliance Officer. In this role, the Compliance Officer is primarily responsible for oversight of the Compliance Program, but all of us play an important role in building and supporting the Compliance Program for Concordia. Employees should refer to Concordia’s Compliance Committee Charter for further information regarding the Company’s Compliance Program and the role of the Compliance Officer and Compliance Committee.

6.2.	Reporting of Any Known or Suspected Violations

As one Company working together, Concordia is committed to ensure compliance with Company policies and applicable laws and regulations to preserve the Company’s reputation, ensure the safety of its customers, and to continue to be successful. This is all possible because of the Company’s dedication to compliance with all applicable laws and regulations and Company policies.

If a Concordia employee knows of or suspects a violation of a Company policy or applicable law or regulation, he or she has an ethical obligation to report it to the Compliance Officer immediately. Employees are also encouraged to report other ethical concerns or issues even if they do not relate directly to a law, regulation or Company policy. Concordia encourages all employees to report such violations to his or her supervisor, if appropriate; the CEO or CFO or through Concordia’s reporting systems (i.e. hotline). Concordia expects employees to report concerns so that the Company can evaluate the reports and identify and correct any problems promptly.

6.3.	Compliance Hotline

Concordia has established a compliance reporting mechanism for anyone who wants to report a concern related to unethical or illegal conduct or violations of this Code. The hotline is intended to supplement, not replace, other channels for communicating questions and concerns within our Company. It should be used when you have exhausted other avenues of communication, are uncomfortable with disclosing your identity when reporting a concern, or if you feel that your complaint was not addressed when raised through another channel. Your call will not be traced or audio-recorded. The hotline may be used to anonymously report violations or suspected violations of the law. The hotline may be accessed:

•	By calling toll free hotline at 1-855-562-5982

•	By directly contacting the Compliance Officer at 650-227-2401

6.4.	Investigation and Enforcement
Reports of suspected misconduct and compliance violations made in good faith will be subject to investigation immediately and thoroughly by the appropriate persons. This

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Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

information will be treated as confidential and remain anonymous unless disclosure to a third party is deemed necessary for the investigation. Depending on the severity of the reported misconduct, Concordia will either investigate using internal compliance resources but may also seek external resources such as legal, human resources or audit groups to assist. Cooperation is imperative during internal investigations by each Concordia employee involved in such investigations.

6.5.	Retaliation is Prohibited

Reports of suspected misconduct may be made anonymously. Should you choose to identify yourself, every reasonable effort will be made to maintain confidentiality. Retaliation against employees making reports in good faith will not be tolerated, even if the report is found to be inaccurate. If you have been subject to retaliation, or know of someone who has, notify your supervisor or the Compliance Officer. On the other hand, reports that are not made in good faith, such as false claims made about the Company or members of the Company will not be tolerated.

Concordia reserves the right to discipline any person who knowingly makes a false accusation of misconduct or provides the Company with false information during the course of an investigation.

6.6.	Disciplinary Actions

This Code is provided to give Concordia employees the tools to understand and adhere to the laws and regulations that guide our Company and allow us to achieve the highest standards of conduct. Therefore, employees are subject to disciplinary action for authorizing or participating in an activity that results in a violation of the law, Company policies or any other standards and procedures listed.

Each situation will be evaluated and handled individually by Concordia. Based on the severity of the problem and circumstances involved, the disciplinary actions will vary. If disciplinary action is warranted, subject to local law, it may range anywhere from a warning to termination of employment. In certain circumstances, an individual employee may be subject to criminal fines, imprisonment, and an official prohibition on working in the pharmaceutical industry.

6.7.	Waivers and Amendments

From time to time, Concordia may waive certain provisions of this Code on a case by case basis. Should a Concordia employee feel that he or she merits a waiver regarding this Code, he or she should contact his or her manager, who should contact the CEO and CFO directly. Any waivers of this Code require approval from the CEO and CFO. All waivers of this Code will be disclosed as required under applicable law and regulations. This Code may be amended at anytime without prior notice. If necessary, amendments to the Code should be provided by the CEO and CFO. Amendments to this Code will be promptly disclosed to Concordia employees.

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Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

6.8.	Expectations of Concordia Employees

We expect our employees to be a part of Concordia’s achievements. Compliance with applicable laws, regulations, Company policies and other best practices applicable to companies in our industry is critical to Concordia’s success. On an annual basis, all Concordia employees shall certify that he or she has read and understood Concordia’s Code of Conduct, in order to demonstrate their dedication to conducting themselves in the utmost ethical and professional manner.

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Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

Code of Conduct Certificate of Compliance

I have read, understand, and will comply with the policies set forth in the Concordia Code of Conduct. I certify that, to the best of my knowledge, I am not violating any of the policies and will not do so in the future. I am not aware of any unreported violations of the policies in the Concordia Code of Conduct.

Print Name

Signature

Date

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Policy Number: 1	Version: 2	Effective Date: April 19, 2016
Supersedes: Version: 1

APPENDIX A
CODE OF CONDUCT REFERENCES

Office of Inspector General (“OIG”), OIG Compliance Program Guidance for Pharmaceutical Manufacturers, 68 Fed. Reg. 23731 (May 5, 2003)

False Claims Act, 31 U.S.C. §§ 3729-3733

Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b) 21 CFR 202, Prescription Drug Advertising
21 USC 321, Federal Food, Drug and Cosmetic Act

Dissemination of Information on Unapproved/New Uses for Marketed Drugs, Biologics, and Devices, 63 Fed. Reg. 64,556 (Nov. 20, 1998).

HIPAA Privacy Rule - 45 C.F.R. § 160

Federal Food, Drug, and Cosmetic Act (FFDCA), Pub. L. No. 75-717, 52 Stat. 1040 (1938) §§ 301, 501, 502, 505.

The Pharmaceutical Advertising Advisory Board (PAAB) Code of Advertising Acceptance. Available at: http://www.paab.ca/paab-code.htm

Social Security Act (the Act) (42 U.S.C. 1395nn), also known as the physician self-referral law and commonly referred to as the “Stark Law”.

FDA, Draft Guidance for Industry: Responding to Unsolicited Requests for Off-Label Information About Prescription Drugs and Medical Devices, available at http://www.fda.gov/downloads/drugs/guidancecomplianceregulatoryinformation/guidances/ucm2 85145.pdf.

Rx&D Code of Ethical Practices of 2012. Available at: http://www.canadapharma.org/CMFiles/Commitment_to_Ethics/WithHealthCareProfessionals/C ode_of_Ethical_Practices/2012_CodeofEthicalPractices_ENFinal.pdf

PhRMA Code on Interactions with Healthcare Professionals, Available at: http://www.phrma.org/sites/default/files/108/phrma_marketing_code_2008.pdf.

Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq.

The Patient Protection and Affordable Care Act, Pub. L. No. 111-148, 124 Stat. 119, §6002 Transparency Reports and Reporting of Physician Ownership or Investment Interests. 42 CFR parts 402 and 403.

Cal. Health & Safety Code §119400-119402

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Conn. Pub. Act 10-117 §94 Conn. Pub. Act 14-12 §36
D.C. Code § 48-833.01 - Requirement to disclose prescription drug marketing costs; D.C. Mun. Regs. Tit. 22, §§ 1800-1899 Prescription Drug Marketing Costs;

D.C. Mun. Regs. tit. 17 §8300, et seq. (2010) – District of Columbia Municipal Regulations for Pharmaceutical Detailers

Section 2-11.1(s) of the Code of Miami-Dade County, FL

Mass. Gen Laws Ann. ch 111N, §1-9, Pharmaceutical and Medical Device Manufacturer Conduct; 100 Mass. Code Regs. 970.000 Pharmaceutical and Medical Device Manufacturer Conduct

Minn. Stat. Ann. §151.47, Wholesale drug distributor licensing requirements; Minn. Stat. Ann.
§151.461, Gifts to Practitioners Prohibited; Prohibited Frequently Asked Questions

AB128, Statutes of Nevada, Chapter 409; Effective Oct 1, 2007; Nev. Rev. Stat. §639.570 (2007), Pharmacists and Pharmacy Wholesalers and Wholesale Distribution Business Practices

Vt. Stat. Ann. tit. 18 §4631a - Expenditures by Manufacturers of Prescribed Products; Vt. Stat. Ann. tit. 18 §4632 Disclosure of allowable expenditures and gifts by manufacturers of prescribed products

W. VA Code 5A-3C-13; Legislative Rule – Prescription Drug Advertising Expense Reporting, West Virginia Code Regs. § 206

Corporate Compliance Policies & Guidelines